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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)


                         FIRST BANCORP OF INDIANA, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    31867T103
                             -----------------------
                                 (CUSIP Number)

      Michael H. Head, 2200 West Franklin Street, Evansville, Indiana 47712
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 12, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]






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CUSIP No.   31867T103
          --------------

-----     ----------------------------------------------------------------------
  1       NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
          Michael H. Head

-----     ----------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
              (a) /_/
              (b) /_/

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  3       SEC USE ONLY

-----     ----------------------------------------------------------------------
  4       SOURCE OF FUNDS (SEE INSTRUCTIONS)
          PF; OO

-----     ----------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
             /_/
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  6       CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

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                         7      SOLE VOTING POWER
           NUMBER OF            28,828 (not including 1,212 shares subject to
            SHARES              options)
         BENEFICIALLY   ----    ------------------------------------------------
           OWNED BY      8      SHARED VOTING POWER
             EACH               53,317
           REPORTING    ----    ------------------------------------------------
            PERSON       9      SOLE DISPOSITIVE POWER
             WITH               15,682 (not including 1,212 shares subject to
                                options, 4,966 shares allocated under the First
                                Federal Savings Bank ESOP and 8,180 shares of
                                restricted stock subject to vesting)
                        ----    ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                53,317
-----     ----------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          83,357 (including 1,212 shares subject to options)
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 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
                 /_/
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 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
          5.14% of 1,620,324 shares of common stock outstanding as of March 12, 2003 (includes 1,212 options exercisable within 60 days)
-----     ----------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
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ITEM 1.    SECURITY AND ISSUER
           Common Stock, par value $0.01 per share
           First Bancorp of Indiana, Inc.
           2200 West Franklin Street
           Evansville, IN 47712

ITEM 2.    IDENTITY AND BACKGROUND

           (a)      The name of the reporting person is Michael H. Head.

           (b) Mr. Head's business address is First Bancorp of Indiana, Inc., 2200 West Franklin Street, Evansville, IN 47712.

           (c) Mr. Head is Vice President of First Bancorp of Indiana, Inc. and President and Chief Operating Officer of First Federal Savings Bank located at 2200 West Franklin Street, Evansville, IN 47712.

           (d) Mr. Head has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

           (e) Mr. Head has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)      Mr. Head is a United States citizen.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         10,228 shares were acquired by Mr. Head for a total of $37,853.02. All of the funds used to purchase these shares were personal funds of Mr. Head.

         32,874 shares were acquired by Mr. & Mrs. Head for a total of
$299,975.25

         13,634 shares of restricted stock were acquired by Mr. Head as a result of being allocated such shares under the First Bancorp of Indiana, Inc. 1999 Stock-Based Incentive Plan. Of those shares, 5,454 shares have vested and 8,180 shares remain unvested. The stock awards vest in five equal annual installments commencing on April 24, 2001. Mr. Head has voting power over these restricted stock awards. These shares were acquired by Mr. Head without payment.

         11,625 shares were acquired by Mr. Head's spouse for a total of $121,761.25. All of the funds used to purchase these shares were personal funds of Mrs. Head.


                                   Page 3 of 8

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         3,370 shares were acquired by Mr. Head's spouse as custodian for their daughter for a total of $45,200.50. All of the funds used to purchase these shares were personal funds of Mr. and Mrs. Head.

         1,039 shares were gifted to Mr. Head's spouse, as custodian for their daughter, by Mrs. Head's mother.

         1,039 shares were gifted to Mr. Head's spouse, as custodian for their son, by Mrs. Head's mother.

         3,370 shares were acquired by Mr. Head's spouse as custodian for their son for a total of $45,024.50. All of the funds used to purchase these shares were personal funds of Mr. and Mrs. Head.

         4,966 shares were acquired by Mr. Head as a result of being allocated such shares under the First Federal Savings Bank Employee Stock Ownership Plan. These shares were acquired by Mr. Head without payment.

         1,212 shares may be acquired by Mr. Head upon the exercise of stock options under the First Bancorp of Indiana, Inc. 1999 Stock-Based Incentive Plan. These options are exercisable within sixty days of March 12, 2003. The exercise price for each of these options is $9.13.

ITEM 4.    PURPOSE OF TRANSACTION

         The shares being covered by this Schedule 13D are being held for investment purposes. Mr. Head may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

         Except as described above and in his capacity as Vice President of the Company, Mr. Head does not have any present plans or proposals that relate to or would result in:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's charter, bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


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         (i)      a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Head beneficially owns 83,357 shares, representing 5.14% of the 1,620,324 outstanding shares of the Company's common stock as of March 12, 2003.

         In accordance with Rule 13d-3 of the Exchange act, the beneficially owned shares and the total outstanding shares include 1,212 shares that Mr. Head may acquire within 60 days pursuant to exercisable options.

         (b) Mr. Head has sole voting power over 28,828 shares, which does not include 1,212 shares that may be acquired upon the exercise of stock options.

             Mr. Head has shared voting power over 53,317 shares, of which 32,874 shares are held jointly by Mr. Head and his spouse, 11,625 shares are held by Mr. Head's spouse, 4,409 shares are held by Mr. Head's spouse as custodian for their daughter and 4,409 shares are held by Mr. Head's spouse as custodian for their son.

             Mr. Head has sole dispositive power over 15,682 shares, which does not include 1,212 shares that may be acquired upon the exercise of stock options, 8,180 unvested restricted stock awards and 4,951 shares allocated under the ESOP.

             Mr. Head has shared dispositive power over 53,317 shares, of which 32,874 shares are held jointly by Mr. Head and his spouse, 11,625 shares are held by Mr. Head's spouse, 4,409 shares are held by Mr. Head's spouse as custodian for their daughter and 4,409 shares are held by Mr. Head's spouse as custodian for their son.

         The name of Mr. Head's spouse is Susan B. Head.

         Mrs. Head's business address is 1301 Mortensen Lane, Evansville, Indiana 47715.

         Mrs. Head is a partner of Weinzapfel & Company LLC located at 1301 Mortensen Lane, Evansville, Indiana 47715.

         Mrs. Head has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         Mrs. Head has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mrs. Head is a United States citizen.

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         (c) Information with respect to all transactions in common stock effected by Mr. Head during the past 60 days, is set forth as follows:

         PURCHASES BY MR. HEAD'S SPOUSE AS CUSTODIAN FOR THEIR DAUGHTER


        Date                   Number of                   Aggregate
                                 Shares                 Purchase Price
--------------------      --------------------      -----------------------
      02/04/03                    100                       $15.41
      02/04/03                    100                       $15.52
      02/04/03                    100                       $15.61
      02/04/03                    100                       $15.72
      02/04/03                    100                       $15.81
      02/04/03                    100                       $15.92
      02/04/03                    200                       $16.00

            PURCHASES BY MR. HEAD'S SPOUSE AS CUSTODIAN FOR THEIR SON


        Date                   Number of                   Aggregate
                                 Shares                 Purchase Price
--------------------      --------------------      -----------------------
      02/04/03                    500                       $15.30
      02/04/03                    100                       $16.37
      02/04/03                    100                       $16.40
      02/04/03                    100                       $16.50

                           PURCHASES BY MR. HEAD - IRA


                                 Number of                 Aggregate
        Date                      Shares                Purchase Price
--------------------      --------------------      -----------------------

      02/14/03                   2.11                       $16.36
      02/18/03                    76                        $16.25



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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, AND RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships between Mr. Head and any person with respect to any securities of the Company's common stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.














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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

March 21, 2003
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Date

/s/ Michael H. Head
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Signature


Michael H. Head
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Name/Title



















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